EXHIBIT 12.1

VISANT HOLDING CORP. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2009	2008	2007	2006	2005
Earnings
Income from continuing operations before income taxes	$87,210	$77,020	$72,869	$54,089	$28,172
Interest expense (excluding capitalized interest)	113,591	126,151	145,126	151,484	126,085
Portion of rent expense under long-term operating leases representative of an interest factor	2,435	2,588	2,402	2,109	2,056

Total earnings	$203,236	$205,759	$220,397	$207,682	$156,313

Fixed charges
Interest expense (including capitalized interest)	$113,591	$126,151	$145,126	$151,484	$126,085
Portion of rent expense under long-term operating leases representative of an interest factor	2,435	2,588	2,402	2,109	2,056

Total fixed charges	$116,026	$128,739	$147,528	$153,593	$128,141

Ratio of earnings to fixed charges	1.8x	1.6x	1.5x	1.4x	1.2x

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2009	2008	2007	2006	2005
Earnings
Income from continuing operations before income taxes	$146,869	$141,695	$127,907	$98,027	$46,348
Interest expense (excluding capitalized interest)	55,522	70,007	91,303	107,871	108,040
Portion of rent expense under long-term operating leases representative of an interest factor	2,435	2,588	2,402	2,109	2,056

Total earnings	$204,826	$214,290	$221,612	$208,007	$156,444

Fixed charges
Interest expense (including capitalized interest)	$55,522	$70,007	$91,303	$107,871	$108,040
Portion of rent expense under long-term operating leases representative of an interest factor	2,435	2,588	2,402	2,109	2,056

Total fixed charges	$57,957	$72,595	$93,705	$109,980	$110,096

Ratio of earnings to fixed charges	3.5x	3.0x	2.4x	1.9x	1.4x